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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
The Securities Exchange Act of 1934

Silicon Graphics, Inc.
(Name of Subject Company)

Silicon Graphics, Inc.
(Name of Filing Person)

5.25% Senior Convertible Notes Due 2004
(Title of Class of Securities)

827056AC
(Cusip Number of Class of Securities)

Sandra M. Escher
Senior Vice President and General Counsel
Silicon Graphics, Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
(650) 960-1980
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
 William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94043
Tel: (650) 752-2000
Fax: (650) 752-2111

CALCULATION OF FILING FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

11.75% Senior Secured Notes Due 2009	$230,591,000	100%	$226,411,538.00	18,316.69

6.50% Senior Secured Convertible Notes Due 2009	(5)	(5)	(5)	(5)

(1)
This registration statement relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,591,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new 11.75% Senior Secured Notes Due 2009 for each $1,000 in principal amount of notes tendered, or (b) $1,000 principal amount of its new 6.50% Senior Secured Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.
(2)
This amount is the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.
(3)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended. This amount is the market value on November 17, 2003 of the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.
(4)
The registration fee of $18,316.69 has been paid in connection with the Company's Registration Statement on Form S-4, filed November 21, 2003.
(5)
The total of Senior Secured Notes Due July 1, 2009 and Senior Secured Convertible Notes Due July 1, 2009 to be issued upon completion of this exchange offer will be no more than $230,591,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	18,316.69	Filing Party:	Silicon Graphics, Inc.

Form or Registration No.:	333-110683	Date Filed:	November 21, 2003

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO is being filed by Silicon Graphics, Inc. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange an aggregate of up to $230,591,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 (the "Old Notes") for either (a) $1,000 in principal amount of its new 11.75% Senior Secured Notes Due 2009 (the "New Secured Notes") for each $1,000 in principal amount of notes tendered, or (b) $1,000 principal amount of its new 6.50% Senior Secured Convertible Notes Due 2009 (the "New Secured Convertible Notes") for each $1,000 in principal amount of Old Notes tendered.

        This exchange offer is subject to the terms and conditions set forth in the prospectus and in the related Letter of Transmittal which are a part of the issuer's Registration Statement on Form S-4 (File No. 333-[    ] filed with the Securities and Exchange Commission on November 21, 2003 ("Registration Statement").

        The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

        The information in the Registration Statement under the heading "Summary—The Exchange Offer" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address. Silicon Graphics, Inc. ("SGI") is the issuer and the subject company. Its address is 1600 Amphitheatre Parkway, Mountain View, CA 94043. Its telephone number is (650) 960-1980.

        (b)    Securities. The information in the Registration Statement under the headings "Description of the Old Notes" and "Summary—Market and Market Prices" is incorporated herein by reference.

        (c)    Trading Market and Price. The information in the Registration Statement under the heading "Summary—Market and Market Prices" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  The information set forth in Item 2(a) above is hereby incorporated by reference.

Item 4. Terms of the Transaction.

        (a)    The information in the Registration Statement under the headings "Summary—The Exchange Offer", "Summary—Summary Comparison of Old Notes to 2009 Secured Notes", "Description of the Exchange Offer", "Description of the Old Notes", "Description of the 2009 Secured Notes", and "Material United States Federal Income Tax Considerations" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

        (e)    Agreements Involving the Subject Company's Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)    Purpose. The information in the Registration Statement under the heading "Description of the Exchange Offer—Purpose of the Exchange Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired. The information in the Registration Statement under the heading "Summary—The Exchange Offer" is incorporated herein by reference.

        (c)(6)    Plans. The information in the Registration Statement under the headings "Risk Factors—Risks Relating to the Exchange Offer" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds. The information in the Registration Statement under the heading "Summary—The Exchange Offer" is incorporated herein by reference.

        (b)    Conditions. The information in the Registration Statement under the heading "Description of the Exchange Offer—Conditions to the Exchange Offer" is incorporated herein by reference.

        (d)    Borrowed Funds. None

Item 8. Interest in Securities of the Subject Company.

        None.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a)    The information in the Registration Statement under the heading "Description of the Exchange Offer—Fees and Expenses" and "Summary-Retail Solicitation Fee" is incorporated herein by reference.

        (b)    SGI's officers, directors and employees may solicit noteholders by mail, telephone, personally or otherwise, without additional compensation.

Item 10. Financial Statements.

        (a)(1)    The information in item eight of SGI's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 is incorporated herein by reference.

        (a)(2)    The information in item one of SGI's Quarterly Report on Form 10-Q for the quarter ended September 26, 2003 is incorporated herein by reference.

        (a)(3)    The information in the Registration Statement under the headings "Summary—Selected Historical Financial Data of SGI," and "Summary—Ratio of Earnings to Fixed Charges" is incorporated herein by reference.

        (b)    The information in the Registration Statement under the heading "Summary—Unaudited Pro Forma Information" is incorporated herein by reference.

Item 11. Additional Information.

        (a)(1)    The information in SGI's Amendment to its Annual Report on Form 10-K for the fiscal year ended June 27, 2003, filed with the Securities and Exchange Commission on October 27, 2003 under the captions "Executive Compensation", "Director Compensation", Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

        (a)(2)    The New York Stock Exchange requires shareholder approval be obtained for any issuance of securities convertible into common stock if the number of shares of common stock to be issued is equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the convertible securities. SGI intends to seek shareholder approval for this issuance at its annual shareholder meeting on December 16, 2003.

        (a)(3)    Not applicable.

        (a)(4)(b)    Incorporated by reference to the Registration Statement.

Item 12. Exhibits.

        (a)(1)(A)    Prospectus, dated November 21, 2003, incorporated herein by reference to the Registration Statement.

        (a)(1)(B)    Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement.

        (a)(1)(C)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.2 to the Registration Statement.

        (a)(1)(D)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.

        (a)(1)(E)    Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.

        (a)(5)    Press Release issued by Issuer on November 21, 2003, filed pursuant to Rule 425 on November 21, 2003.

        (b)    None.

        (c)    None.

        (d)    None.

        (g)    None.

        (h)    None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON GRAPHICS, INC.

/s/ JEFFREY V. ZELLMER (Signature)
Name:	Jeffrey V. Zellmer
Title:	Senior Vice President and Chief Financial Officer
Date:	November 21, 2003

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE